January 26, 2007

Room 4561

Mr. John Stone
Chief Financial Officer
S1 Corporation
3500 Lenox Road
Suite 200
Atlanta, GA 30326

Re: **S1 Corporation**
       Form 10-K for Fiscal Fear Ended December 31, 2005
       Filed March 16, 2006
       Form 8-K Filed November 2, 2006
       File No. 000-24931

Dear Mr. Stone:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief